UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Drug Royalty Corporation Inc.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Cambridge Antibody Technology Group PLC
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

James R. Webster, President
Drug Royalty Corporation Inc., 8 King Street Suite 202
Toronto, Canada M5C 1B5
(416) 863-1865
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 4, 2002
(Date Tender Offer/Rights Offering Commenced)

/s/ John Aston

(Signature)

Financial Director

(Name and Title)

April 4, 2002

(Date)

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has passed upon the fairness or merits of the offer contained in this document, the merits of the securities offered pursuant to such offer or the adequacy of the information contained in this document and any representation to the contrary is unlawful.

NOTICE OF EXTENSION

of the

OFFER TO PURCHASE

all of the outstanding common shares of

DRUG ROYALTY CORPORATION INC.

by CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc

through its wholly-owned subsidiary

3982904 CANADA INC.

On March 27, 2002, Cambridge Antibody Technology Group plc announced that it had extended its offer to purchase (the "Offer"), through its wholly-owned subsidiary 3982904 Canada Inc., all of the outstanding common shares (the "DRC Shares") of Drug Royalty Corporation Inc. ("DRC"), including DRC Shares issuable upon the exercise of outstanding options to purchase DRC Shares, by extending the time during which the Offer is to be open for acceptance until 9:00 p.m. (EST) on April 26, 2002.

The Offer will continue to be open for acceptance until 9:00 p.m. (EST) on April 26, 2002, unless the Offer is withdrawn or extended.

Shareholders of DRC ("Shareholders") who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on **blue** paper) previously provided or a manually signed facsimile thereof and deposit it, together with the certificates representing their DRC Shares, at one of the offices of Computershare Trust Company of Canada (the "Depositary") in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery, using the Notice of Guaranteed Delivery (printed on **yellow** paper) previously provided or a manually signed facsimile thereof.

Questions and requests for assistance may be directed to the Dealer Manager or to the Depositary for the Offer. Additional copies of this document, the Offer and Circular dated February 1, 2002, the Notice of Extension and Variation dated March 14, 2002, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its Toronto office specified on the back page of this document.

The Dealer Manager for the Offer is:

Merrill Lynch Canada Inc.

BCE Place
181 Bay Street, Suite 400
Toronto, Ontario M5J 2V8
Telephone: (416) 369-7694
Facsimile: (416) 369-2793
Attention: Jason Menard

April 2, 2002

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Offer is made for the securities of a Canadian company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Offer documents have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since CAT and the Offeror are located in a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

U.S. resident shareholders should be aware that acceptance of the Offer may have tax consequences both in the United States and in Canada.

The CAT Shares and CAT ADSs offered in the Offer have not been and will not be registered under the U.S. Securities Act of 1933. For a discussion of U.S. securities law matters, please refer to "Regulatory Matters — *Securities Law Matters*" in the Circular.

NOTICE OF EXTENSION

April 2, 2002

TO: HOLDERS OF COMMON SHARES OF DRUG ROYALTY CORPORATION INC.

By notice to the Depositary, 3982904 Canada Inc. (the "Offeror"), a wholly-owned subsidiary of Cambridge Antibody Technology Group plc ("CAT"), has extended its offer to purchase all of the outstanding common shares (the "DRC Shares") of Drug Royalty Corporation Inc. ("DRC") including DRC Shares issuable upon the exercise of outstanding options to purchase DRC Shares.

The Offer will be open for acceptance until 9:00 p.m. (EST) on April 26, 2002, unless withdrawn or extended at the Offeror's sole discretion.

Except as otherwise set forth in this notice of extension (the "Notice of Extension"), the terms and conditions previously set forth in the Offer and Circular dated February 1, 2002 (the "Original Offer") and the notice of variation and extension dated March 14, 2002 (the "Notice of Variation") continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Original Offer and the Notice of Variation. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Original Offer. The term "Offer" means the Original Offer, as amended by the Notice of Variation and this Notice of Extension. All dollar references herein refer to Canadian dollars, unless otherwise indicated.

1. Extension of the Offer

The Offeror has extended the Original Offer, as amended by the Notice of Variation, by extending the Expiry Date for the Offer to April 26, 2002, unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to Section 6 of the Original Offer, "Extensions, Variations and Changes to the Offer". Accordingly, the definition of "Expiry Date" in the Original Offer, as amended by the Notice of Variation, is amended to read as follows:

> **"Expiry Date"** means April 26, 2002 or such later date as is set out in a notice of extension of the Offeror extending the period during which DRC Shares may be deposited to the Offer as provided in Section 6 of the Original Offer, "Extensions, Variations and Changes to the Offer"; provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

2. Right to Withdraw Deposited DRC Shares

Shareholders have the right to withdraw DRC Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 7 of the Original Offer, "Right to Withdraw Deposited DRC Shares". As a result of this Notice of Extension, DRC Shares deposited pursuant to the Offer may be withdrawn by or on behalf of the depositing Shareholders at any time prior to 9:00 p.m. (EST) on the Expiry Date.

3. Payment for Deposited DRC Shares

Upon the terms and subject to the conditions of the Offer, the Offeror will take up the DRC Shares validly deposited under the Offer (and not withdrawn pursuant to Section 7 of the Original Offer) not later than 10 days after the Expiry Date and will pay for the DRC Shares taken up as soon as possible, but in any event not later than three business days after taking up the DRC Shares.

4. Amendments to Original Offer

The Original Offer, as amended by the Notice of Variation, shall be read as amended in order to give effect to the specified amendments set forth in this Notice of Extension.

5. Shareholders' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides security holders of DRC with, in addition to any other rights they may have at law, rights for rescission or to damages, or both, if there is a

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misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

6. Overseas Shareholders

The Offer is not being made to, or directed at, nor is this Notice of Extension being mailed to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. In particular, the Offer is not being made to, and this Notice of Extension is not being directed at, persons in the United Kingdom, nor should such persons take any action in connection therewith. The Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction. See Section 12 of the Original Offer, "Other Terms of the Offer".

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APPROVAL AND CERTIFICATE OF THE OFFEROR

The contents of the Notice of Extension have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the Board of Directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: April 2, 2002

(Signed) JOHN ASTON President	(Signed) DIANE MELLETT Secretary

On behalf of the Board of Directors

(Signed) JOHN ASTON Director	(Signed) JOHN KAZANJIAN Director

APPROVAL AND CERTIFICATE OF CAT

The contents of the Notice of Extension have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized by, the Board of Directors of CAT. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: April 2, 2002

(Signed) DAVID GLOVER Medical Director	(Signed) JOHN ASTON Finance Director

On behalf of the Board of Directors

(Signed) PETER GARLAND Director	(Signed) PAUL NICHOLSON Director

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The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

For Delivery by Mail, by Courier or by Hand

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Telephone: (416) 981-9633
Facsimile: (416) 981-9800

Toll Free: 1-800-663-9097

e-mail: caregistryinfo@computershare.com

The Dealer Manager for the Offer is:

MERRILL LYNCH CANADA INC.

BCE Place
181 Bay Street, Suite 400
Toronto, Ontario
M5J 2V8

Telephone: (416) 369-7694
Facsimile: (416) 369-2793

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